UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

AMENDMENT 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
UNDER SECTION 12(b) or (g) of the Securities Exchange Act of 1934

St. Joseph, Inc.

(Name of small business Issuer in its charter)

Colorado	CH47-0844532
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4870 S. Lewis, Suite 250	Tulsa, OK 74105
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number:         (918) 742-1888

Securities to be registered under Section 12(b) of the Act:

Title of each class to be registered:	Name of each exchange on which registered
[ None ]	[ None ]

Securities to be registered under Section 12(g) of the Exchange Act:	Common Stock, .001 par value
(Title of class)

ii

FORWARD LOOKING STATEMENTS

St. Joseph, Inc. (“St. Joseph” or the “Company”) cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect St. Joseph’s actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of St. Joseph.  For this purpose, any statement contained in the Registration Statement that are not statements of historical fact, may be deemed to be forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” or the negative other variations therefore comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1.          DESCRIPTION OF BUSINESS

Business

(a)   Business Background

St. Joseph, Inc. (“St. Joseph” or the “Company”) was organized as a Colorado Corporation on March 19, 1999, as Pottery Connection, Inc.  On March 19, 2001, St. Joseph changed its corporate name from Pottery Connection, Inc. to St. Joseph Energy, Inc. in anticipation of changing its business purpose to the exploration and development of oil and gas properties.  However, after an unsuccessful investment in two oil wells located in the State of Louisiana, St. Joseph elected to abandon that endeavor and return to its original business purpose.  On November 6, 2003, St. Joseph Energy, Inc., changed its corporate name to St. Joseph, Inc.

In 2000, St. Joseph conveyed its oil and gas working interests to a third party, a shareholder of the Company, in exchange for forgiveness of a $200,000 debt, which was an “as is” conveyance.  St. Joseph has no reason to believe or has any knowledge of any anticipated liability from any lingering environmental issue or other liability from the oil and gas exploits in the State of Louisiana.

(b)         Business of St. Joseph

St. Joseph was originally organized to produce and sell pottery of all forms, as well as, publish and sell, on both a wholesale and retail basis: (i) limited edition fine art lithographs, serigraphs, bas-reliefs, sculptures, aquatints and etchings; (ii) oil and acrylic paintings and other original works of art; and (iii) posters, and limited editions of other pottery artefacts.  St. Joseph had determined to establish itself in a niche market, by developing a gallery on the Internet (‘gallery on the web”), which was to be a web site to facilitate online retail sales.  St. Joseph at this time does not own nor does it propose to establish art galleries at physical locations and all sales were to have taken place through its web site.  St. Joseph did not generate any sales through the proposed web site.  The domain name of, www.gallerysaintjoseph.com, has been reserved by the Company.  However, at this time, St. Joseph has elected to abandon its former business purpose and will now focus on the growth and further development of its wholly owned subsidiary, Staf*Tek Services, Inc.

(c)  Acquisition of Staf*Tek Services, Inc.

On December 2, 2003, the Company entered into an Agreement of Exchange and Purchase and Sale (the “Agreement”) with Staf*Tek Services, Inc. (“Staf*Tek”), an Oklahoma corporation.  Staf*Tek was organized as an Oklahoma corporation on January 2, 1997.  The purchase of Staf*Tek by the Company took place on December 2, 2003 and the acquisition closed on January 2, 2004 at which time Staf*Tek became a wholly owned subsidiary of St. Joseph.

Pursuant to the terms of the Agreement, the Company acquired 100 percent of the issued and outstanding shares of Staf*Tek’s common stock in exchange for (1) 380,500 shares of the Company’s $.001 par value convertible preferred stock; (2) 219,500 shares of the Company’s $.001 par value common stock; and (3) $200,000 in cash.  The Company’s convertible preferred stock has a face value of $3.00 per share with a yield of 6.75 percent dividend per annum, which will be paid quarterly on a calendar basis for a period of five (5) years.  The Company paid $39,196 in preferred stock dividends as of June 30, 2004.  The convertible preferred stock may be converted to the Company’s common stock at the rate of one share of convertible preferred stock for one share of common stock at any time by the shareholder.  The convertible preferred stock can be called for redemption by the Company no sooner than two (2) years after the date of issuance, and only if the Company’s common stock is trading on a recognized United States stock exchange for a period of no less than thirty consecutive trading days at a market value of $5.00 or more per share.  However, as of this date, there is no publicly trading market.

As of June 30, 2004, the Company had paid the $200,000 cash, which was owed under the terms of the Agreement.

(d)         Business of Staf*Tek Services, Inc.

Staf*Tek specializes in the recruiting and placement of professional technical personnel on a temporary and permanent basis.  Staf*Tek provides Information Technology employees in areas ranging from multiple platform systems integration to end-user support, including specialists in programming, networking, systems integration, database design and help desk support.  Staf*Tek’s candidate databases concerning Information Technology (IT) experience, skills, and performance are continually being updated regarding new referrals and existing candidates.  Staf*Tek’s contract services are performed by a nucleus of both permanent and temporary professionals.  Staf*Tek responds to a broad range of assignments from technical one-person assignments to major projects including, but not limited to: Internet/Intranet Development, Desktop Applications Development, Project Management and Completion, Enterprise Systems Development, SAP Implementation and Legacy Mainframe Projects.  Staf*Tek also provides computer training, online assessments and certification at its web-site www.staftek.com through Get Smart Online.  The Get Smart Online technology provides anyone with internet access the opportunity to get tested and certified in over fifty (50) Information Technology skill sets.

Staf*Tek was founded on the premise that there was an increasing demand for high quality outsourced professional services.  Staf*Tek’s business premise combines the client service orientation and commitment to quality.  Staf*Tek is positioned to take advantage of what the Company believes are two converging trends in the outsourced professional services industry; increasing demand for outsourced professional services by corporate clients and increasing the supply of professionals interested in working on an outsourced basis.  Staf*Tek believes that its business premise allows it to offer challenging yet flexible career opportunities, attract highly qualified, experienced professionals and, in turn, attract clients with varying professional needs.

As of June 30, 2004, Staf*Tek employed 20 professional service associates which are presently on assignment.  Staf*Tek has placed its service contract professionals with six (6) clients.  These clients include, MCI, Conoco Phillips, SUNOCO, Inc., TMS Sequioa, Inc. Phillips, Inc. and PPCO/SA.

While Staf*Tek has several clients, it is primarily dependant on its one large client, MCI.  In the past 12 months, MCI accounted for approximately 66% of Staf*Tek’s total revenues.  The loss of this client or in the event that there is a decrease in business could have a material adverse effect on Staf*Tek’s business.  (See Risk Factor “MCI is Staf*Tek’s Largest Client”.)

Staf*Tek is primarily a regional professional service firm that provides experienced and highly qualified information technology personnel who can demonstrate diversity, and flexibility in the work force.

Staf*Tek has determined that its market is primarily in the Tulsa, Oklahoma area which is a market of approximately $30,000,000 dollars in annual revenues.  According to Staffing Industry Analysts, Inc., the outsourcing placement business is a multi-billion dollar business, which generated an estimated $58.6 billion dollars nationally in annual revenues in 2002.  To help reach our goals and tap this market, the Company brought on John Blackmon, as Vice President on June 14, 2004.  Before joining Staf*Tek, Mr. Blackmon was a Senior Manager of Information Technology with MCI/WorldCom. Mr. Blackmon joined MCI/WorldCom in 1997 in the Operations organization and was quickly moved to the IT organization where his responsibilities included operations management, management of both technical and support organizations, and progressing to lead the development and implementation of all E*Commerce application solutions for the Wholesale division of WorldCom. In addition, Mr. Blackmon was heavily involved in the management of outsourced application development projects, as well as managing these vendors through the project life cycle.  He previously worked in the personal computer industry with responsibility for the product development, manufacturing, as well as managing off shore vendors for product development and manufacturing.

Staf*Tek currently has one office located in Tulsa, Oklahoma.  However, as the business begins to develop, it proposes to open an office in Dallas, Texas within the next 12 months.

Industry Background

Staf*Tek’s services address a range of professional areas.  The market for professional services is broad and independent, thus, independent data on the size of the market is fragmented.  For instance, the most recent annual figures, conducted in 2002 by Staffing Industry Analysis, Inc. put the size of the professional sector of the staffing industry at $58.6 billion dollars.  Staf*Tek believes it is a viable alternative in providing clients with professionals who need the Staf*Tek’s services because clients can:

•                  strategically access specialized skills and experiences;

•                  effectively supplement internal resources;

•                  increase labor flexibility; and

•                  reduce their overall hiring and training costs.

Typically, companies use a variety of alternatives to fill their project and non-project professional service needs.  Companies may outsource entire projects to consulting firms; this provides them access to the expertise but often entails significant cost and less management control of a project.  Companies may use contract employees from traditional staffing firms.  This allows resources to be applied on a project basis without increasing the number of employees.

However, it has been flexibility that has caused the staffing industry employment to double in the 1990s and it is the reason the staffing industry employment declined over the past several years.  And, flexibility is the reason that the staffing industry employment should resume its growth as the economy strengthens.  Employees and business need flexibility.

Supply of Professionals

Concurrent with the growth in the demand for outsourced services, Staf*Tek is of the belief, based on discussions with Staf*Tek associates, that the number of professionals seeking work on a project and non-project basis has increased due to a desire for:

•                  more flexible hours and work arrangements, coupled with competitive wages and benefits; and

•                  challenging engagements that advance their careers, develop their skills and add to their experience; and

•                  the Company maintains its own database of 15,000 trained professionals.

Marketing and Recruiting

The Company markets its temporary and permanent staffing services to business clients as well as employment candidates.  Marketing and recruiting directed to business clients and employment candidates consists primarily of yellow pages advertisements, classified advertisements, websites, trade shows and web-site promotion on the Internet.

St. Joseph and its subsidiary, Staf*Tek, Inc. own several trademarks, service marks and trade names, including Confidential Search®, GetSmartOnline.com, staftek.com, and StJosephInc.com.

Management of the Company’s contractual and permanent staffing operations is coordinated from its headquarters in Tulsa, Oklahoma.  The Company’s headquarters provides support and centralized services related to administrative, marketing, client public relations, accounting and training.

Staffing in the Future

Because the staffing industry allows business to quickly adjust their labor levels up or down to match demand for their products or services, it is highly sensitive to economic cycles.  Historically when the economy is weakening, temporary and contract staffing declines.  As the economy is recovering, more jobs ensue and staffing employment rebounds.

The U.S. Bureau of Labor Statistics predicts that more jobs will be created in personnel supply services, which includes staffing, than in any other industry in this decade, and that it will be the fifth fastest growth industry through 2010.  In addition, two of the top three fastest growth industries: computer/data processing, and health services are major components of the staffing industry.

After this most recent recession, both employees and companies will be looking for increased flexibility.  Both will benefit as flexibility helps boast employment and economic growth, and, both will benefit as flexibility improves over all economic security and stability.

Competition

The Company’s temporary and permanent staffing services face competition in attracting clients as well as high-quality specialized employment candidates. The temporary and permanent placement businesses are highly competitive, with a number of firms offering services similar to those provided by the Company on a national, regional or local basis. In many areas the local companies are the most successful competitors. The most significant competitive factors in the temporary and permanent placement businesses are name recognition, price and the reliability of service, which are often a function of the availability and quality of professional personnel. The Company believes it derives a competitive advantage from its extensive experience with and commitment to the specialized employment market.

Temporary employees placed by the Company are, in fact, the Company’s employees for all purposes while they are working on assignments. The Company pays the related costs of employment, such as workers’ compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company provides access to voluntary health insurance coverage to interested employees.

RISK FACTORS

The Company’s business prospects are subject to various risks and uncertainties that impact its business.  The most important of these risks and uncertainties are as follows:

1.	Limited Operating History; History of Losses

St. Joseph was incorporated in the State of Colorado on March 18, 1999, and until it acquired Staf*Tek Services, Inc., an Oklahoma corporation, had not carried on any significant operations and was considered to be in its development stage.  Accordingly, St. Joseph has limited operating history as a holding Company.  However, it’s wholly owned subsidiary Staf*Tek, has generated positive revenues since its inception, January 2, 1997.  There is no assurance that the Company through the operation of its wholly owned subsidiary will continue to achieve profitability in the future in such a competitive market.

2.	Dependence on Wholly Owned Subsidiary.

St. Joseph has generated limited revenues since its acquisition of Staf*Tek, and in the future, St. Joseph does not expect to generate any revenues except through its wholly owned subsidiary. St. Joseph cannot predict if Staf*Tek will continue to be successful in the future.

3.	New Business Strategy.

St. Joseph has responded to losses that have been incurred since inception and lack of revenues and has adapted a new business strategy.  St. Joseph has abandoned its pottery and development of art galleries and its oil and gas ventures and has now entered into the information technology (referred to IT) services to a broad range of clients.  St. Joseph believes that this business endeavor can be profitable due to the experience and the quality of management that St. Joseph has acquired.  The market St. Joseph is entering is highly competitive and it is likely that only the best managed and most efficient companies providing the best IT services will economically survive in such a market.  There can be no assurance that the new business strategy will be successful.

4.	Dependence on Key Personnel.

St. Joseph and its wholly owned subsidiary, Staf*Tek, is dependent, to a great extent, on the experience, abilities, and combined service of John H. Simmons, the Company’s President and CEO.  The loss of services of John H. Simmons or other key personnel could have a material adverse effect on the Company’s business, financial condition or results of operations.  St. Joseph, currently, does not have key man life insurance on the life of John H. Simmons, but expects to obtain life insurance in the last quarter of fiscal year, 2004.

5.	Business is Highly Dependent Upon the State of the Economy.

The demand for the Staf*Tek’s temporary and permanent staffing services is highly dependent upon the state of the economy and upon the staffing needs of the Staf*Tek’s clients.  Any variation in the economic condition or unemployment levels in the United States or in the economic condition of the region Staf*Tek services, or in any specific industry may severely reduce the demand for the Company’s services and thereby significantly decrease the Company’s revenues and profits.

6.	Availability of Candidates.

The Company’s temporary and permanent staffing services business consists of the placement of individuals seeking temporary and permanent employment. There can be no assurance that qualified candidates for employment will continue to seek employment through Staf*Tek. Qualified candidates generally seek temporary or permanent positions through multiple sources, including Staf*Tek and its competitors.  Any shortage of qualified candidates could materially adversely affect the Company’s revenues.

7.	Highly Competitive Business.

The temporary and permanent staffing services business is highly competitive and, because it is a service business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than the Company, and new competitors are entering the market all the time. In addition, long-term contracts form a negligible portion of the Company’s revenue. Therefore, there can be no assurance that the Company will be able to retain clients or market share in the future. Nor can there be any assurance that the Company will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain its current profit margins.  If Staf*Tek fails to compete successfully in this highly competitive market in which Staf*Tek operates, its business, financial condition, and results of operations will be materially and adversely affected.

8.	Changes in Technology.

The market for IT services change rapidly because of technological innovation, new product introductions, changes in customer requirements, declining prices and evolving industry standards, among other factors.  New products and new technology often render existing information services or technology infrastructure obsolete, excessively costly or otherwise unmarketable.  As a result, Staf*Tek’s success depends on its ability to timely innovate and integrate new technologies into its service offerings.  Staf*Tek cannot guarantee that it will be successful in adapting and integrating new technologies into its service offerings in a timely manner.  Thus, these changes in technologies could adversely affect Staf*Tek competitiveness, revenues and profits.

9.	MCI is Staf*Tek’s Largest Client.

At the present time, MCI is Staf*Tek’s largest client and makes up 66% of its business.   The loss of this client or the decline in business could have a material adverse effect on the Company’s revenues and profits.

10.	Reliance on Few Clients.

At the present time, six of St. Joseph’s clients make up 100% of its business.   The loss of any of these clients or the decline in business could have a material adverse effect on the Company’s revenues and profits.

Exploration and Development Expenditures

St. Joseph, formerly known as “Pottery Connection, Inc.”, entered into a Memorandum Agreement with LDC Operating, Inc. (“LDC”) regarding the Lyons Leases in the South Thornwell field of Jefferson Davis Parish, Louisiana and Red River Parish, Louisiana on November 2, 2000.  LDC represented to St. Joseph that it owned 100% of the working interest, with a landowner royalty of 25%, in the Lyons leases comprising approximately 1,088 surface acres in the South Thornwell field.  LDC also represented that it owned 100% of the working interest in the Red River Bull Bayou leases comprising of approximately 7,000 acres, with a landowner royalty of 25%, and that there were no outstanding liens or encumbrances on the property.

Additionally, LDC represented that it was actively at work on the Mesa Lyons #1 Well to attempt to re-complete the well in the Camerina Sands from greater than 12,000 feet.

LDC required immediate funds in the sum of $200,000 to finish the re-completion of the Mesa Lyons #1 Well.

St. Joseph agreed to provide $200,000 to complete the re-completion of the Mesa Lyons #1 Well.  In consideration for the $200,000, LDC agreed to assign a 30% working interest in the entire lease of the South Thornwell field to St. Joseph.  LDC further agreed to assign 100% of the working interest in the entire lease of the 7,000 surface acres in the Red River Bull Bayou field in the Red River Parish, Louisiana.  In addition, LDC agreed to preferential payments equal to the partners, which are non-consent on the Lyons #1 Well until such time as the $200,000 was repaid to St. Joseph.

St. Joseph borrowed the $200,000 from an individual, Mr. Clark Addison, by virtue of an unsecured promissory note dated November 2, 2000.  The unsecured note was for a period of one year, at an interest rate of 10% per annum.  Mr. Clark Addison forgave this unsecured note plus interest, when St. Joseph conveyed to him all of its rights, title and interest in the working interest in the Louisiana oil and gas wells.

 St. Joseph infused $200,000 into the oil and gas wells from the proceeds of an unsecured promissory note entered into with Mr. Clark Addison, a shareholder of the Company, and an additional $135,000 from the proceeds received through Subscription Agreements pursuant to Section 4(2) of the Securities Act of 1933, as amended.  St. Joseph raised $25,365 through a Private Placement Memorandum pursuant to Sections 3(b), and 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended and an additional $150,000 from three individuals pursuant to Section 4(2) of the Securities Act of 1933, as amended.  Thus, apart from the $200,000 that was applied to the oil and gas wells, St. Joseph applied an additional $135,000 from its two offerings bringing to a total of $335,000 that was infused into the Louisiana project.

Employees

St. Joseph has 8 full-time employees, and 20 IT professionals.

Patents Trademarks and Domain Names

St. Joseph and its subsidiary, Staf*Tek, Inc. own several trademarks, service marks and trade names, including Confidential Search®, GetSmartOnline.com, staftek.com, and StJosephInc.com.

Reports to Security Holders

Stockholders may obtain financial information and other required SEC filings regarding the Company through its website, www.stjosephinc.com and go to the link for the SEC EDGAR filings at www.sec.gov.

As of September 21, 2002, pursuant to SEC Statutes, the Company’s registration statement became effective, at which time St. Joseph became responsible for quarterly filings, annual filings and other reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

Any member of the public may read and copy any materials St. Joseph files with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at Fifth Street, NW, Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 2.                             MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB.  This discussion and analysis contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in Risk Factors following this discussion, and elsewhere in this Report on Form 10-SB.

General

Material Accounting Policies

The discussion and analysis of St. Joseph’s condition and result of operations are based on the condensed consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures.

General / Plan of Operation

At our year ended December 31, 2003, we had not generated any revenues since our inception, however, in December of 2003, we elected to pursue a new business purpose and on December 2, 2003, we entered into an Agreement of Share Exchange and Purchase and Sale with Staf*Tek Services, Inc. (“Staf*Tek”), an Oklahoma corporation.  On January 2, 2004, we completed the acquisition of Staf*Tek by acquiring all of the issued and outstanding common shares of Staf*Tek.  Since its inception, Staf*Tek has been a leader in the recruiting and the placement of professional technical personnel on a temporary and permanent basis in the Tulsa, Oklahoma area.  Staf*Tek assists their clients with projects that require specialized expertise ranging from multiple platform systems integration to end-user support, including specialists in programming, networking, systems integration, database design and help desk support.

Staf*Tek is our only subsidiary by which we generate operating revenues.  Staf*Tek generates revenue primarily by providing its clients with IT professionals either on a permanent or contractual basis.

On June 14, 2004, Mr. John Blackmon joined Staf*Tek as Vice President. Before joining Staf*Tek, Mr. Blackmon was a Senior Manager of Information Technology with MCI/WorldCom. Mr. Blackmon joined MCI/WorldCom in 1997 in the Operations organization and was quickly moved to the IT organization where his responsibilities included operations management, management of both technical and support organizations, and progressing to lead the development and implementation of all E*Commerce application solutions for the Wholesale division of WorldCom. In addition, Mr. Blackmon was heavily involved in the management of outsourced application development projects, as well as managing these vendors through the project life cycle.  He previously worked in the personal computer industry with responsibility for the product development, manufacturing, as well as managing off shore vendors for product development and manufacturing.

The Company plans to satisfy cash requirements over the next 12 months through the continuation and renewal of contractual agreements in the IT staffing industry.  The Company also anticipates raising additional funds from the sale of its stock.

Results of Operations:

As a direct result of our acquisition of Staf*Tek, there was a substantial increase in the Company’s revenues and gross profit for the six month period ended June 30, 2004 as compared to the same period ended June 30, 2003.  Our wholly owned subsidiary, Staf*Tek, generated approximately $849,000 in net service revenues and gross profits of approximately $259,000, while we had not generated any revenues or profits since our inception.

Our loss of approximately $317,000 for the six month period ending June 30, 2004, was caused by the payment of preferred stock dividends of approximately $39,200 related to the acquisition of Staf*Tek, as well as, $240,000 of stock-based compensation related to the issuance of common stock options.  The Company issued options to three (3) members of our Board of Directors to purchase 300,000 shares of our common stock, with a recognized value of $120,000;

the issuance of common stock options to eight (8) members of our Advisory Board to purchase an aggregate amount of 200,000 shares of our common stock, with a recognized value of $80,000, in addition to our issuance of common stock options to four (4) employees, to purchase 100,000 shares of our common stock carrying a recognized value of $40,000.

Liquidity and Financial Resources

We had a working capital deficit of $66,653 at June 30, 2004.  Our working capital decreased from a positive working capital balance of $163,883 at March 31, 2004 to a deficit of $66,653 at June 30, 2004, largely due to the reclassification of our note payable from long-term debt to current liabilities.  The note payable to our president is due on June 15, 2005, which is less than 12 months from the June 30, 2004 balance sheet date, resulting in the reclassification.

During the six months ended June 30, 2004, our investing activities consisted of an $80,000 payment to acquire our subsidiary.  Our financing activities resulted in net cash proceeds of $15,804 consisting of $70,000 in proceeds from the sale of 140,000 shares of our common stock, less $39,196 paid for preferred stock dividends and $15,000 paid against the note payable.

Income Taxes

We record our income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  We incurred net operating losses during the period June 30, 2004 resulting in a deferred tax asset, which has been fully allowed for; therefore, the net benefit and expense resulted in $-0- income taxes.

ITEM 3.          DESCRIPTION OF PROPERTY

Staf*Tek leases approximately 3317 square feet of office space for 36 month term from May 1, 2004 to April 30, 2007, on a month to month basis, from a non-affiliated third party at 4870 South Lewis, Suite 250, Tulsa, OK 74105 and requires monthly lease payments of $3,870.

ITEM 4.                             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company’s Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:

Title of Class	Name and Address of Beneficial Owner	Amount of Beneficial Ownership (1)		Percentage of Class (2)

Common Stock	John H. Simmons-President, Director and CEO	3,125,000	(3)	40.29%
	12 Lee Court
	Trophy Club, TX 76262

Common Stock	David William Dean Core	1,125,000		19.54%
	6965 N. Grande
	Boca Raton, FL 33433

Common Stock	Kimberly A. Samon-Director	110,000	(4)	2.32%
	14595 Creek Club Drive
	Alpharetta, GA 30004

Common Stock	Frank Davis	250,200		5.13%
	4903 36th St.
	Columbus, NE 68501

Common Stock	Mark Johnson	276,000	(5)	5.62%
	5210 East 81st, Suite 134
	Tulsa, OK 74137

Common Stock	Phyllis L. Bell	640,368	(6)	12.15%
	6422 South Indianapolis Ave.
	Tulsa, OK 74135

Common Stock	Bruce Schreiner-Director	100,000	(4)	2.11%
	2535 N. Carleton Ave., Suite B
	Grand Island, NE 68802

Common Stock	Kenneth L. Johnson-Director, Secretary/Treasurer	100,000	(4)	2.11%
	4335 South Street
	Lincoln, NE 68506

Common Stock	Dr. Milton S. Harbuck, D. D. S.-Director	100,000	(4)	2.11%
	101 Fieldstone Lane
	Sherwood, AR 75210-6544

Common Stock	Jerry A. Malone-Director	100,000	(4)(7)	2.11%
	3101 Esplanade Ave.
	Shreveport, LA 71109

Common Stock	Gerald McIlhargey-Director	100,000	(4)	2.11%
	495 Howe St., Suite 305
	Vancouver, B.C. V6C 2T5

	Total Officers, Directors and shareholders of 5% or more of St. Joseph’s common stock as a group:	6,026,568		95.61%

(footnotes on following page)

(1)   Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power, as well as any securities that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(2) As required by Item 403 of Regulation S-B, calculated on the basis of the amount of outstanding securities plus, for each person or group, any securities that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.  This percentage will be different than percentages reflected in Schedule 13D.

(3)  Includes options to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $.10 per share.

(4)  Includes options to purchase 100,000 shares of the Company’s common stock at an exercise price of $.10 per share.

(5)  Includes options to purchase 25,000 shares of the Company’s common stock at an exercise price of $.10 per share.

(6)  Includes 330,000 shares that Ms. Bell has the right to acquire within 60 days through conversion of the Preferred Stock and includes 60,000 shares owned by a trust controlled by Ms. Bell.

(7)  Excludes 18,000 shares owned by Mr. Malone’s wife for which he disclaims beneficial ownership.

ITEM 5.                             DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth the names of the directors, executive officers, promoters control persons of St. Joseph, their present positions with St. Joseph, and their biographical information.

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

Name	Age	Office

John H. Simmons	52	President/CEO/Director
Kenneth L. Johnson	44	Secretary-Treasurer/Director
Bruce Schreiner	49	Director
Kimberly A. Samon	36	Director
Dr. Milton S. Harbuck, D. D. S.	75	Director
Jerry A. Malone	64	Director
Gerald McIlhargey	56	Director

Executive Officers and Directors

John H. Simmons, President, C.E.O. – Mr. Simmons has been President and Chief Executive Officer of St. Joseph, Inc. since October, 2003.  Mr. Simmons is also an Officer and Director of Staf*Tek.  Before becoming St. Joseph’s Chief Executive Officer, Mr. Simmons served as Director of Business Development for Lacerte Technologies, a national technologies corporation, from June 2001 through May 2003.  Prior to joining Lacerte, Mr. Simmons served as Executive Vice-President for Seirios International, a professional employer organization, from September1996 to August, 2000.  During his tenure with Seirios, Mr. Simmons was appointed President and Chief Operating Officer in August, 2000 and served in that capacity until June, 2001.

Kenneth L. Johnson - Mr. Johnson has been a Director and Secretary/ Treasurer of the Company since April of 2000.  Mr. Johnson has been the Secretary/ Treasurer and Director of Staf*Tek from December of 2003, to the present.  For the past nine years, Mr. Johnson has been employed as a senior support representative with College Bookstore Management Systems (CMBS), a division of Nebraska Book Co., Inc.  A provider of point of sale and inventory control computer software for the college bookstore industry.  Mr. Johnson is involved in product development, customer support and training.

Mr. Johnson graduated from Hastings College in 1985, earning a Bachelor of Arts Degree in Business Administration.

Bruce E. Schreiner, CPA - Mr. Schreiner, CPA, has been a Director of the Company since October of 2003.  Mr. Schreiner has also been a Director of Staf*Tek Services, Inc. since October, 2003.  Mr. Schreiner is a partner in the accounting firm of Schroeder & Schreiner, P.C. He served as an Agent with the Internal Revenue Service for over five years, culminating in an appointment to the Technical and Review Staff of Omaha, Nebraska, for the Nebraska District.

Mr. Schreiner is a member of the American Institute and Nebraska Society of Certified Public Accountants and the Grand Island Area Chamber of Commerce.  Mr. Schreiner is currently on the Board of Directors of Sense Technologies, Inc., a public company.

Mr. Schreiner graduated magna cum laude from Hastings College in 1975 earning a Bachelor of Arts Degree in both Economics and Business Administration with emphasis in accounting.

Kimberly A. Samon – Ms. Samon has been a Director of St. Joseph since March 2004 and has a strong legal and human resources background.  Ms. Samon worked with Kinko’s, Inc., a business service company, from April 2003 through December 2003 in an executive HR position.  From April 2002 through March 2003, Ms. Samon worked for Lacerte Technologies, Inc., a human resources consulting, outsourcing and technologies firm.  Prior thereto, she worked for HQ Global Workplaces & Office Services Company from 1998 through 2001.

Ms. Samon earned a Juris Doctor degree from Stetson University College of Law, St. Petersburg, Florida, in 1996.  Ms. Samon also graduated from Mercer University’s School of Business and Economics in Atlanta, Georgia in 1993 and from Cornell University in 1990.

Dr. Milton S. Harbuck, D. D. S. – Dr. Harbuck has been a Director of the Company since December of 2003.  Dr. Harbuck has practiced dentistry at a senior level at the Veterans Administration in Little Rock, Arkansas for a number of years. During the 1990’s Dr. Harbuck was involved in Private Practice on a part-time basis.  Dr. Harbuck served as Chief of the Dental Services for John McClellan Veterans Administration Medical Center in the late 1980’s.  Dr. Harbuck is an active member in the American Dental Association as well as the Arkansas State Dental Association.

Dr. Harbuck is a graduate of the University of Tennessee College of Dentistry, Memphis Tennessee.

Jerry A. Malone - Mr. Malone has been a Director of the Company since March of 2004.  Mr. Malone is currently a consultant for a medical supply company, after serving nine years as Executive Vice President for Medquik Supply, Inc (a medical sales and computer technology company) in Ft. Lauderdale, FL.  Prior to Medquik, Mr. Malone was President of Malone & Malone Systems, Inc. for ten years.

Mr. Malone is a graduate of Louisiana Tech University and Louisiana State University.

Gerald McIlhargey - Mr. McIlhargey has been a Director of St. Joseph since March of 2004.  Mr. McIlhargey has spent over 25 years in management consulting for public companies.  In his various management roles, Mr. McIlhargey has extensive experience in Marketing and Manufacturing as well as the Financing of Public Companies.  Mr. McIlhargey has had a key role with several public companies, including International Corona Resources, Collingwood Energy, Sense Technologies Inc. and Male Leaf Petroleum.

Mr. McIlhargey received a Bachelor of Education degree from Simon Fraser University in British Columbia, Canada in 1972.

The Company’s Directors will serve in such capacity until the next annual meeting of the Company’s shareholders and until their successors have been elected and qualified.  There are no family relationships among the Company’s officers and directors, nor are there any arrangements or understanding between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.  The Directors held     meetings and took action eleven (11) times by written consent during the fiscal year ended December 31, 2003.

Advisory Board

In February of 2004, St. Joseph’s Board of Directors elected to establish an Advisory Board to advise the Board of Directors on new business development, procedures, technologies, new business practices and effective businesses practices with respect to business development.  The Advisory Board Members’ biographies are as follows:

Kimberly Alexandrich, was appointed to the Advisory Board on March 23, 2004.  Ms. Alexandrich in the past five years worked at Inercore, Inc. and as General Manager of Somerset Growers, Inc.

Donal Kent Ford, was appointed to the Advisory Board on February 3, 2004.  For the past ten years Mr. Ford has been President of Pinnacle Financial Services, Inc., a Third Party Administrator for Pension and Profit Sharing Plans located in Lantana, FL.  Mr. Ford is a Credentialed Member of the American Society of Pension Actuaries and is actively involved in the South Florida Benefits Council.

David Goler, was appointed to the Advisory Board on February 3, 2004.  For the past ten years Mr. Goler has worked for Pinnacle Financial Services, Inc. as National Marketing Director.

John Hershenberg, was appointed to the Advisory Board on February 3, 2004.  Mr. Hershenberg, For the past seven years, has worked for Inercore, Inc. a national marketing firm dedicated to the marketing support of Professional Employer Organizations.

Ted Key, was appointed to the Advisory Board on March 23, 2004.  For the past seven years Mr. Key worked with Lincoln Financial Advisors focusing on investment planning and most recently Professional Employer Organization division.

John K. Lucas, was appointed to the Advisory Board on February 3, 2004.  In the past five years Mr. Lucas has been Regional Chief Executive Officer for Lincoln Financial Advisors Corporation.

Maureen O’Brien, was appointed to the Advisory Board on February 3, 2004.  For the past two years Ms. O’Brien has worked as Executive Assistant to David Core, CEO of Pinnacle Financial Services, Inc.  For seven years prior to that Ms. O’Brien specialized in start up ventures with Real Applications, Inc.

Brian R. Smith, was appointed to the Advisory Board on February 3, 2004.  Mr. Smith is a retired Army Major, and has worked for the past seven years in the Professional Employers Organization Industry with Lincoln Financial Advisors Corporation.

Executive Committees

The Company has established two executive committees:  An audit committee consisting of Mr. Bruce Schreiner, Ms. Kimberly Samon and Mr. Gerald McIlhargey.   A compensation committee consisting of Mr. Bruce Schreiner, Mr. Gerald McIlhargey and Dr. Milton Harbuck.  However, there have been no pre-approved policies and procedures established as of the date of this Form 10-SB.

ITEM 6.          EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

						Long Term Compensation Awards
	Annual Compensation							Payouts
(a)	(b)	(c)	(d)	(e)		(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation
	($)	($)	($)	($)		($)	(#)	($)	($)

John H. Simmons President/CEO/Director	2003	$120,000	0	$7,200	(1)	0	2,000,000

Kenneth L. Johnson Secretary-Treasurer/ Director	2003						100,000

Bruce Schreiner Director	2003						100,000

Kimberly A. Samon Director	2004						100,000

Jerry A. Malone Director	2004						100,000

Dr. Milton S. Harbuck Director	2003						100,000

Gerald McIlhargey Director	2004						100,000

(1)   The Company is providing Mr. Simmons a car allowance of $600.00 per month.

The following is a summary of the options awarded to the officers, directors and Advisory Board members.

Name	Weighted average fair value	Number of Securities Underlying Options	Date Issued	Vesting Date	Exercise Price per share	Expiration Date

John H. Simmons	$0	2,000,000	October 28, 2003	Immediately	$0.10	October 28, 2008
Kenneth L. Johnson	$0	100,000	October 28, 2003	Immediately	$0.10	October 28, 2008
Bruce Schreiner	$0	100,000	October 28, 2003	Immediately	$0.10	October 28, 2008
Kimberley A. Samon	$0	100,000	March 23, 2004	Immediately	$0.10	March 23, 2009
Jerry A. Malone	$0	100,000	March 23, 2004	Immediately	$0.10	March 23, 2009
Dr. Milton S. Harbuck	$0	100,000	December 14, 2003	Immediately	$0.10	December 14, 2008
Gerald McIlhargey	$0	100,000	March 23, 2004	Immediately	$0.10	March 23, 2009
John K. Lucas	$0	25,000	February 3, 2004	Immediately	$0.10	February 3, 2009
Donal Kent Ford	$0	25,000	February 3, 2004	Immediately	$0.10	February 3, 2009
David Goler	$0	25,000	February 3, 2004	Immediately	$0.10	February 3, 2009
Brian R Smith	$0	25,000	February 3, 2004	Immediately	$0.10	February 3, 2009
John Hershenberg	$0	25,000	February 3, 2004	Immediately	$0.10	February 3, 2009
Ted Key	$0	25,000	March 23, 2004	Immediately	$0.10	March 23, 2009
Kimberly Alexandrich	$0	25,000	March 23, 2004	Immediately	$0.10	March 23, 2009
Maureen O,Brien	$0	25,000	February 3, 2004	Immediately	$0.10	February 3, 2009
Paula Pedigo	$0	25,000	March 23, 2004	Immediately	$0.10	March 23, 2009
Mark Johnson	$0	25,000	March 23, 2004	Immediately	$0.10	March 23, 2009
Phil Archer	$0	25,000	March 23, 2004	Immediately	$0.10	March 23, 2009
Shelia Hobens	$0	25,000	March 23, 2004	Immediately	$0.10	March 23, 2009
John Blackmon	$0	25,000	July 17, 2004	Immediately	$0.10	July 17, 2009

Director Compensation

The Directors receive no annual compensation other than the original options they received as inducement to become directors in St. Joseph; however, they are reimbursed for out-of-pocket expenses incurred in connection with the Company’s business.

ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TANSACTIONS

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company. The Company has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.

During December 2003, an officer advanced the Company $195,000 for working capital in exchange for a promissory note.  The note carries a ten percent interest rate, payable quarterly, and matures on June 15, 2005.  During the three months ended June 30, 2004, the Company repaid $15,000 of principal and $4,875 of interest.  As of June 30, 2004, the Company owed $180,000 in principal and $4,875 in accrued interest on the note.

An officer contributed office space to the Company through December 31, 2003.  The office space was valued at $200 per month based on the market rate in the local area and is included in the accompanying consolidated financial statements as contributed rent with a corresponding credit to contributed capital.

ITEM 8.          DESCRIPTION OF SECURITIES

Common Stock

The authorized capital stock of St. Joseph consists of 100,000,000 shares of $.001 par value Common Stock of which 4,631,712 are issued and outstanding as of August 31, 2004.  All shares have equal voting rights and are non-assessable.  Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of St. Joseph could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of St. Joseph, the assets of St. Joseph, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock.  The holders of the Common Stock do not have preemptive rights to subscribe for any securities of St. Joseph and have no right to require St. Joseph to redeem or purchase their shares.  The shares of Common Stock issued and outstanding as of the filing of this registration statement, are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of St. Joseph, out of funds legally available therefore.  St. Joseph has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

Preferred Stock

St. Joseph is authorized to issue 25,000,000 shares of Preferred Stock, par value $0.001 per share, of which 386,208 shares have been issued and outstanding or subscribed for as of August 31, 2004.

St. Joseph’s 386,208 shares of preferred stock are each convertible to one share of common stock and has a yield of 6.75 percent dividend per annum, which is paid quarterly on a calendar basis for a period of 5 years.  The Company paid $19,355 in preferred stock dividends during the three months ended March 31, 2004 and $19,841 six months ended June 30, 2004, for a total of $39,196.  The Preferred Stock has no voting rights prior to conversion.

In general, any of St. Joseph’s Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of St. Joseph may determine by resolution.  The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors.  This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights.  The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders.  Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder approval.  The issuance of Preferred Stock may have the effect of delaying or preventing change in control of St. Joseph without any further action by shareholders.

Dividends on Common Stock

St. Joseph has never paid a cash dividend on its Common Stock nor does St. Joseph anticipate paying cash dividends on its Common Stock in the near future.  It is the present policy of St. Joseph not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion.  Any payment of cash dividends of the Common Stock in the future will be dependent upon St. Joseph’s financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Warrants

St. Joseph does not have any warrants to purchase securities of St. Joseph outstanding.

Options

St. Joseph has 2,925,000 options to purchase securities of St. Joseph outstanding as of August 31, 2004.  St. Joseph does not have, nor does it currently contemplate the commencement of any incentive stock option plan; however, St. Joseph proposes in the future to establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

St. Joseph has selected National Stock Transfer, located at, 1512 South 1100 East, Suite B, Salt Lake City, Utah 84105, telephone number (801) 485-7978, as its Transfer Agent.  National Stock Transfer provides services to keep shareholders up-to date on shareholder meetings and management reports.

PART II

ITEM 1.        MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

As of the date of this Form 10-SB, there is no public trading market for the Company’s Common Stock.

The Company has engaged a broker/dealer, Burt Martin Arnold Securities, to file with the National Association of Securities Dealers, Inc. (NASD) to have its Common Stock traded in the Pink Sheets and upon effectiveness of this Registration Statement to trade on the OTC Bulletin Board® (OTCBB).

The authorized capital of the Company is One Hundred Million (100,000,000) common shares with a par value of $0.001 per share.  As of August 31, 2004, there are 4,631,712 common shares issued and outstanding.

The Company has not agreed to register any shares of Common Stock under the Securities Act of 1933, as amended, for sale by security holders.  None of the holders of the Company’s common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

There are 2,925,000 outstanding options or warrants to purchase shares, and 386,208 securities convertible into, shares of the Company’s Common Stock, as of August 31, 2004.  The options may be converted into common shares at an exercise price of $0.10 per share and the preferred shares may be converted into common shares on a one for one basis.

At August 4, 2004, the number of holders of record of the Company’s Common Stock was approximately 106.

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future.  It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion.  Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company’s financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

The Company has not established an Equity Compensation Plan and has not authorized the issuance of any securities for under such plan.

ITEM 2.          LEGAL PROCEEDINGS

St. Joseph is unaware of any current or pending material legal proceedings to which St. Joseph is or is likely to be a party or of which any of its property is or is likely to be the subject of.

ITEM 3.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

St. Joseph has had no changes in or disagreements with its accountants since its inception on March 19, 1999.

ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES

The following information is provided for all securities that St. Joseph sold within the past three years without registering the securities under the Securities Act.

During June 2002, St. Joseph sold 40,000 shares of its common stock for $.25 per share for a total consideration of $10,000.

 During September 2002, St. Joseph issued 47,200 shares to three (3) new directors, one existing shareholder and 12 new shareholders for a total of 15 individuals at $.25 per share, for a total consideration of $11,800.

During October 2003, the Company issued 250,000 shares of its common stock to an individual in exchange for $1,250 cash to the Company.

During November 2003, the Company issued 1,250,000 shares of its common stock to an officer  for $6,250 cash pursuant to an exercise of options.

During December 2003, the Company sold 20,000 shares of its common stock to an individual for $10,000, or $.50 per share.

During December 2003, the Company issued 3,292 shares of its common stock in exchange for legal services related to the Staf*Tek acquisition.

During December 2003, the Company issued 190,368 shares of its common stock to Phyllis Bell in connection with the acquisition of Staf*Tek Services, Inc.

During December 2003, the Company issued 29,132 shares of its common stock to Paul Aelmore in connection with the acquisition of Staf*Tek Services, Inc.

In February 2004, the Company sold 60,000 shares of its Common Stock to an individual for $30,000, or $0.50 per share.

Additionally, in February 2004, the Company sold 30,000 shares of its Common Stock to a trust for $15,000, or $0.50 per share.

In March 2004, the Company sold 50,000 shares of its Common Stock to an advisory board member for $25,000, or $0.50 per share.

All of these transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the exemptions provided under section 4(2) was available because:

•   The transfer or issuance did not involve underwriters, underwriting discounts or commissions;

•   A restriction on transfer legend was placed on all certificates issued;

•   The distributions did not involve general solicitation or advertising; and,

•   The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.  Each shareholder was given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

In general, under Rule 144 as currently in effect, a shareholder, including an affiliate of St. Joseph, may sell shares of Common Stock after at least one year has elapsed since such shares were acquired from St. Joseph or an affiliate of St. Joseph.  The number of shares of Common Stock which may be sold within any three-month period is limited to the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144.  Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied.  In addition, a shareholder who is not an affiliate of St. Joseph (and who has not been an affiliate of St. Joseph for 90 days prior to the sale) and who has beneficially owned shares acquired from St. Joseph or an affiliate of St. Joseph for over two years may resell the shares of Common Stock without compliance with the foregoing requirements under Rule 144.

No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time.  Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

ITEM 5.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by St. Joseph’s Articles of Incorporation and their Bylaws, St. Joseph shall, in the case of Third Party Actions, indemnify an officer, director, employee or agent of St. Joseph, or is or was serving at the request of St. Joseph who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to St. Joseph against judgements, penalties, fines, settlements and expenses (including attorneys’ fees), if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of St. Joseph, and in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful.  In certain cases, St. Joseph may advance expenses incurred in defending any such proceeding.  With respect to a Derivative Action, indemnity shall be made to such persons for expenses (including attorneys’ fees), actually and reasonably incurred in defending the proceeding, and if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of St. Joseph, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have adjudged to be liable for negligence or misconduct in the performance of their duty to St. Joseph, unless and only by a court order.  The indemnification is intended to be to the fullest extent permitted by the Colorado Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling St. Joseph, pursuant to the foregoing provisions, St. Joseph has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS

ST. JOSEPH, INC.
FINANCIAL STATEMENTS AND REPORT
OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

See consolidated financial statements beginning on page F-1 of this registration statement.

PART III

ITEM 1.          INDEX TO EXHIBITS

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit No.	Description of Document

2.1	Agreement of Share Exchange and Purchase and Sale (incorporated by reference to Exhibit B to Form 8-K filed May 5, 2004 (File No. 000-49936)).

3(i)

Articles of Incorporation of Pottery Connection, Inc. (now St. Joseph, Inc.) (incorporated by reference to Exhibit 3(i) to Form 10-SB filed July 23, 2002 (File No. 000-49936)); Amended Articles of Incorporation (name change to St. Joseph Energy, Inc.) (incorporated by reference to Exhibit 3(ii) to Form 10-SB filed July 23, 2002 (File No. 000-49936)); Amended Articles of Incorporation (name change to St. Joseph, Inc.) (incorporated by reference to Exhibit 3(iv) to Form 10-KSB filed April 15, 2004  (File No. 000-49936)).

3(ii)	Bylaws (incorporated by reference to Exhibit 3(iii) to Form 10-SB, Amendment No. 2 filed June 3, 2003 (File No. 000-49936)).

4.1	Specimen form of Registrant’s common stock.

21.1	Subsidiaries of St. Joseph, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

St. Joseph, Inc.

Date: September 15, 2004	/s/ John H. Simmons

by: John H. Simmons

President

ST. JOSEPH, INC. AND SUBSIDIARY

(Formerly St. Joseph Energy, Inc.)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders:

St. Joseph, Inc. (formerly St. Joseph Energy, Inc.)

We have audited the consolidated balance sheet of St. Joseph, Inc. as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2003 and 2002.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.
Denver, Colorado
March 8, 2004

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the inclusion of our report dated March 8, 2004, relating to the consolidated financial statements of St. Joseph, Inc. (formerly known as St. Joseph Energy, Inc.) in this Form 10SB. It should be noted that we have not audited any financial statements of the Company subsequent to December 31, 2003 or performed any audit procedures subsequent to the date of our report.

/s/ Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.
Denver, Colorado
September 14, 2004

ST. JOSEPH, INC.

(Formerly St. Joseph Energy, Inc.)

Consolidated Balance Sheet

December 31, 2003

Assets
Current assets:
Cash	$194,519
Marketable securities	10,276
Accounts receivable	169,255
Prepaid expenses	13,595
Total current assets	387,645

Property and equipment, net (Note 3)	44,892
Goodwill (Note 7)	306,149
$738,686

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$103,950
Line of credit (Note 4)	75,000
Due to former owners of subsidiary (Note 7)	80,000
Total current liabilities	258,950

Long-term debt:
Note payable to officer (Note 2)	195,000
Total liabilities	453,950

Shareholders’ Equity (Note 6):
Preferred stock, $.001 par value; 25,000,000 shares authorized, 386,208 shares issued and outstanding	386
Common stock, $.001 par value; 100,000,000 shares authorized, 4,491,712 shares issued and outstanding	4,492
Additional paid-in capital	517,042
Retained deficit, including $253,562 incurred during the development stage	(237,184)
Total shareholders’ equity	284,736
$738,686

See accompanying notes to consolidated financial statements

ST. JOSEPH, INC.

(Formerly St. Joseph Energy, Inc.)

Consolidated Statements of Operations

	Years Ended December 31,
	2003	2002
Operating expenses:
Selling, general and administrative	$22,499	$37,336
Contributed rent (Note 2)	2,400	2,400
Depreciation	2,778	3,605
Stock-based compensation (Note 6)	5,750	—
Gain on liability settlement	(20,000)	—
Interest expense	2,000	—

Loss from operations	(15,427)	(43,341)

Income tax provision (Note 5)	—	—

Net loss	$(15,427)	$(43,341)

Basic and diluted loss per share	$(0.01)	$(0.02)

Weighted average common shares outstanding	3,021,420	2,717,002

See accompanying notes to consolidated financial statements

ST. JOSEPH, INC.

(Formerly St. Joseph Energy, Inc.)

Consolidated Statement of Changes in Shareholders’ Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Deficit
	Shares	Par Value	Shares	Par Value			Total

Balance, January 1, 2002	—	$—	2,701,720	$2,702	$180,618	$(172,294)	$11,026

June 2002, sale of common stock at $.25 per share (Note 6)	—	—	40,000	40	9,960	—	10,000
September 2002, sale of common stock at $.25 per share (Note 6)	—	—	7,200	7	1,793	—	1,800
Fair value of office space contributed by an officer (Note 2)	—	—	—	—	2,400	—	2,400
Net loss	—	—	—	—	—	(43,341)	(43,341)

Balance, December 31, 2002	—	—	2,748,920	2,749	194,771	(215,635)	(18,115)

October 2003, common stock issued in exchange for services at $.005 per share (Note 6)	—	—	250,000	250	1,000	—	1,250
November 2003, exercised common stock options (Note 6)	—	—	1,250,000	1,250	5,000	—	6,250
December 2003, sale of common stock at $.50 per share (Note 6)	—	—	20,000	20	9,980	—	10,000
Fair value of office space contributed by an officer (Note 2)	—	—	—	—	2,400	—	2,400
December 2003, preferred and common stocks issued to acquire subsidiary (Note 7)	380,500	380	219,500	220	299,400	—	300,000
December 2003, preferred and common stocks issued in exchange for legal services (Note 6)	5,708	6	3,292	3	4,491	—	4,500
Preferred stock dividends (Note 7)	—	—	—	—	—	(6,122)	(6,122)
Net loss	—	—	—	—	—	(15,427)	(15,427)

Balance, December 31, 2003	386,208	$386	4,491,712	$4,492	$517,042	$(237,184)	$284,736

See accompanying notes to consolidated financial statements

ST. JOSEPH, INC.

(Formerly St. Joseph Energy, Inc.)

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2003	2002
Cash flows from operating activities:
Net loss	$(15,427)	$(43,341)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	2,778	3,605
Office space contributed by an officer (Note 2)	2,400	2,400
Common stock issued in exchange for services	5,750	—
Gain on liability settlement	(20,000)	—
Changes in operating assets and liabilities:
Inventory	1,068	—
Accounts payable and accrued liabilities	2,105	29,500
Net cash used in operating activities	(21,326)	(7,836)

Cash flows from investing activities:
Cash proceeds from subsidiary acquisition	124,991	—
Payment to acquire subsidiary	(120,000)	—
Net cash used in investing activities	4,991	—

Cash flows from financing activities:
Proceeds from note payable to officer (Note 2)	195,000	—
Payments for preferred stock dividends	(6,122)	—
Proceeds from the sale of common stock	16,250	11,800
Net cash provided by financing activities	205,128	11,800
Net change in cash	188,793	3,964

Cash, beginning of period	5,726	1,762

Cash, end of period	$194,519	$5,726

Supplemental disclosure of cash flow information:
Income taxes	$—	$—
Interest	$2,000	$—

Non-cash investing and financing activities:
Stock issued to acquire subsidiary (Note 7)	$300,000	$—

See accompanying notes to consolidated financial statements

(1)                                 Summary of Significant Accounting Policies

Organization and Basis of Presentation

St. Joseph, Inc. (formerly St. Joseph Energy, Inc.) (the “Company”) was incorporated in Colorado on March 19, 1999 as Pottery Connection, Inc.  On March 19, 2001, the Company changed its name to St. Joseph Energy, Inc. and on November 6, 2003, the Company changed its name to St. Joseph, Inc.

The Company was originally organized to produce and sell pottery in all forms, as well as publish and sell other types of artwork including lithographs, sculptures and paintings.  However, in 2000, the Company invested $335,000 in two oil and gas properties through an agreement with LDC Operating, Inc., an unrelated third party, who owned the working interests in the properties.  The Company borrowed $200,000 from an individual and used a portion of the proceeds from its stock offering to make the investment.  In August 2001, the Company assigned all of its rights in the properties to the lender in satisfaction of the $200,000 debt and wrote-off the remaining investment as a total loss.  The loss on the investment, which was charged to operations, totaled $119,500.  Thereafter, the Company returned to its original business plan.

Effective December 31, 2003, the Company entered into an Agreement of Exchange and Purchase and Sale with Staf Tek Services, Inc., an Oklahoma corporation (see Note 7).

Management changed the manner in which it presents the Company’s operating results and cash flows during the year ended December 31, 2003.  Management no longer considers the Company in the development stage as defined by the FASB Statement of Standards No. 7, “Accounting and Reporting by Development Stage Enterprises.”  As a result, cumulative operating results and cash flow information is no longer presented in the consolidated financial statements.  This change does not affect the Company’s operating results or financial position.  Accordingly, no pro forma financial information is necessary.  Historical information has been revised in conformity with current practice.

Principles of Consolidation

The consolidated financial statements for the year ended December 31, 2003 included in this report consolidate the activities of St. Joseph, Inc. and its wholly-owned subsidiary, Staf Tek Services, Inc. (“Staf Tek”)  All significant intercompany balances and transactions have been eliminated in consolidation.

Cash equivalents and fair value of financial instruments

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.  The Company had no cash equivalents at December 31, 2003.

The carrying amounts of cash and current liabilities approximate fair value due to the short-term maturity of the instruments.

Accounts Receivable

The Company’s management believes all accounts receivable are fully collectible; therefore, there is no allowance for doubtful accounts at December 31, 2003.

Property, equipment and depreciation

Property and equipment are stated at cost.  Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Pottery equipment	5 years
Furniture and fixtures	7 years
Office equipment	5 years
Computer equipment	3 years
Other property (signs)	10 years

Upon retirement or disposition of an asset, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.  Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Goodwill

Goodwill consists of an amount recorded with the acquisition of Staf Tek on December 31, 2003, $306,149.  In accordance with Statements of Financial Accounting Standard (“SFAS”) No. 142, goodwill is not amortized but is tested for impairment at the end of each accounting period.

Impairment and disposal of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets’ carrying amount.   If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.  No impairments have been recorded for the years ended December 31, 2003 and 2002.

Loss per common share

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic loss per share excludes the impact of common stock equivalents.  Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents.  Common stock options outstanding at December 31, 2003 were not included in the diluted loss per share as all 2,300,000 options were anti-dilutive.  Therefore, basic and diluted losses per share at December 31, 2003 were equal.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”  Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price.  The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123.  SFAS 123 requires the fair value based method of accounting for stock issued to non-employees in exchange for services.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method.  The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25.  Pro forma disclosures are not included in the accompanying consolidated financial statements as the employee stock-based compensation arrangements resulted in no compensation under the fair value method.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenues and expenses during the reporting period.  Accordingly, actual results could differ from those estimates.

Year-end

The Company operates on a calendar year.

New accounting pronouncements

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company believes it has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on its financial position or results of operations. However, if the Company enters into any such arrangement with a variable interest entity in the future, its financial position or results of operations may be adversely impacted.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

On April 30, 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not believe the adoption of Statement 149 will have a material effect on its financial position, results of operations or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity

On May 15, 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company currently does not use such instruments. Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has adopted Statement 150 and does not believe the effect of adopting this statement will have a material impact on its financial position, results of operations or cash flows.

(2)                                 Related Party Transactions

During December 2003, an officer advanced the Company $195,000 for working capital in exchange for a promissory note.  The note carries a ten percent interest rate, payable quarterly, and matures on June 15, 2005.

An officer contributed office space to the Company for all periods presented.  The office space was valued at $200 per month based on the market rate in the local area and is included in the accompanying consolidated financial statements as contributed rent with a corresponding credit to contributed capital.

On March 19, 1999, the Company sold 2,000,000 shares of its restricted common stock to three officers for $2,000 ($.001 per share).

(3)                                 Property and Equipment

Property and equipment consisted of the following at December 31, 2003:

Pottery equipment	$7,492
Furniture and fixtures	35,447
Office equipment	58,295
Computer equipment	41,487
Other property	540
Total property and equipment	143,261
Less accumulated depreciation	(98,369)
Property and equipment, net	$44,892

(4)                                 Line of Credit

The Company has a $100,000 line of credit of which $25,000 was unused at December 31, 2003.  The interest rate on the credit line was 5.15 percent at December 31, 2003.  Principal and interest payments are due monthly.

(5)                                 Income Taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate is as follows:

	Years Ended December 31,
	2003	2002
U.S. Federal statutory rate	15.00%	15.00%
State income tax, net of federal benefit	5.10%	3.94%
Contributed rent	-3.13%	-1.05%
Net operating loss for which no tax benefit is currently available	-16.97%	-17.89%
	0.00%	0.00%

At December 31, 2003, the Company’s current tax benefit consisted of a net tax asset of $59,439, due to operating loss carryforwards of $219,662, which was fully allowed for, in the valuation allowance of $59,439.  The valuation allowance results in deferred tax expense, which offsets the net deferred tax asset for which there is no assurance of recovery.  The changes in the valuation allowance for the years ended December 31, 2003 and 2002 were $2,618 and $7,752, respectively.  Net operating loss carryforwards will expire through 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized.  At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

(6)                                 Shareholders’ Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series.  The Company issued 380,500 preferred shares as part of its acquisition of Staf Tek (see Note 7).  The Company also issued 5,708 shares of its preferred stock in exchange for legal services related to the Staf Tek acquisition.  Each share of preferred stock is convertible to one share of common stock; therefore the transaction has been valued based on contemporaneous common stock sales at $2,854, or $.50 per share.

Common Stock

During December 2003, the Company sold 20,000 shares of its common stock for $.50 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933 (the “Act”), as amended.  The Company received gross proceeds of $10,000.

During December 2003, the Company issued 3,292 shares of its common stock in exchange for legal services related to the Staf Tek acquisition.  The transaction has been valued based on contemporaneous common stock sales at $1,646, or $.50 per share.

During October 2003, the Company issued 250,000 shares of its common stock to an individual in exchange for services provided to the Company.  The transaction was valued at the cost of the services rendered as the common stock had no publicly traded market value on the date of the transaction.  The Company recognized stock-based compensation expense totaling $1,250 as a result of the transaction.

During September 2002, the Company sold 7,200 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933 (the “Act”), as amended.  The Company received gross proceeds of $1,800.

During June 2002, the Company sold 40,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Act.  The Company received gross proceeds of $10,000.

During the November and December of 2000, the Company sold 600,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Act.  The Company received gross proceeds of $150,000.

During the March and April of 1999, the Company sold 101,720 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 3(b) and 4(2) of the Act and Rule 504 of Regulation D promulgated thereunder.  The Company received net proceeds of $24,720 after deducting offering costs totaling $710.

Common Stock Options

During the year ended December 31, 2003, the Company granted options to its president to purchase 1,250,000 shares of the Company’s common stock at an exercise price of $.005 per share.  The Company’s common stock had no publicly traded market value on the date of grant.  The weighted average exercise price and weighted average fair value of these options as of December 31, 2003 were $.005 and $-0-, respectively.  During November 2003, the president exercised the options and paid the Company $6,250.

During the year ended December 31, 2003, the Company granted options to four of its officers and directors to purchase 2,300,000 shares of the Company’s common stock at an exercise price of $.10 per share.  The Company’s common stock had no publicly traded market value on the date of grant.  The weighted average exercise price and weighted average fair value of these options as of December 31, 2003 were $.10 and $-0-, respectively.  Directors’ options are considered employee options and are accounted for under APB 25.

The following schedule summarizes the changes in the Company’s stock options for the years ended December 31, 2003 and 2002:

	Options Outstanding and Exercisable		Weighted Average Exercise Price Per Share
	Number of Shares	Exercise Price Per Share
Balance at December 31, 2001	—	N/A	N/A
Options granted	—	N/A	N/A

Balance at December 31, 2002	—	N/A	N/A
Options granted	3,550,000	$.005 to $.10	$0.067
Options exercised	(1,250,000)	$0.005	$0.005

Balance at December 31, 2003	2,300,000	$0.10	$0.10

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company had accounted for its granted stock options under the fair value method of that Statement.  However, the employee stock-based compensation arrangements resulted in no compensation under the fair value method, therefore, pro forma disclosures are not included.

(7)                                 Staf Tek Acquisition

On December 2, 2003, the Company entered into an Agreement of Exchange and Purchase and Sale (the “Agreement”) with Staf Tek Services, Inc. (“Staf Tek”), an Oklahoma corporation.  The transaction took place on December 2, 2003 and the acquisition closed on January 2, 2004.  However the consolidated financial statements have been prepared as if the acquisition took place on December 31, 2003.

Under the terms of the Agreement, the Company acquired 100 percent of the issued and outstanding shares of Staf Tek’s common stock in exchange for (1) 380,500 shares of the Company’s $.001 par value convertible preferred stock; (2) 219,500 shares of the Company’s $.001 par value common stock; and (3) $200,000 in cash.  The Company’s convertible preferred stock has a yield of 6.75 percent dividend per annum, which is paid quarterly on a calendar basis for a period of 5 years.  The Company paid $6,122 in preferred stock dividends in December 2003.  The convertible preferred stock may be converted to the Company’s common stock at the rate of one share of convertible preferred stock for one share of common stock at any time by the shareholder.  The convertible preferred stock can be called for redemption by the Company no sooner than 2 years after the date of issue, and only if the Company’s common stock is trading on a recognized United States stock exchange for a period of no less than thirty consecutive trading days at a value of $5.00 or more.

As of December 31, 2003, the Company had paid $120,000 of the $200,000 cash owed under the terms of the Agreement.  The remaining $80,000 is included in the accompanying consolidated financial statements as “Due to former owners of subsidiary”.

Following the closing of the Agreement, Staf Tek became the Company’s wholly-owned subsidiary.

Goodwill

The aggregate purchase price was $500,000, consisting of 380,500 preferred shares and 219,500 common shares of the Company valued at $.50 per share based on contemporaneous stock sales, and cash of $200,000.  The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

December 31, 2003
Cash	$124,991
Marketable securities	10,276
Accounts receivable	169,255
Prepaid expenses	13,595
Property and equipment, net	43,079
Total assets acquired	361,196
Accounts payable and accruals	(92,345)
Line of credit	(75,000)
Total liabilities assumed	(167,345)
Net assets acquired	$193,851

Goodwill recognized in the acquisition totaled $306,149, consisting of the amount the purchase price ($500,000) exceeds the fair value of the net assets acquired ($193,851).

Pro Forma Financial Statements

The unaudited Pro Forma Condensed Statements of Operations for the years ended December 31, 2003 and 2002 give effect to the Agreement between the Company and Staf Tek as if the acquisition occurred at the beginning of the periods presented.  The unaudited Pro Forma Condensed Balance Sheet is based upon the historical financial statements of the Company and Staf Tek and should be read in conjunction with the audited financial statements and related footnotes of both parties.

The pro forma adjustments and the resulting unaudited Pro Forma Condensed Statements of Operations have been prepared based upon available information and certain assumptions and estimates deemed appropriate by the Company.

The unaudited Pro Forma Condensed Statements of Operations have been prepared for informational purposes only and does not purport to be indicative of the results of operations that actually would have occurred if the acquisition had been consummated at the beginning of the periods presented. Furthermore, the unaudited Pro Forma Condensed Statements of Operations do not reflect changes that may have occurred as the result of post-acquisition activities and other matters.

The following unaudited Pro Forma Condensed Statements of Operations give effect to the acquisition of Staf Tek by the Company, which resulted in Staf Tek becoming the Company’s wholly-owned subsidiary:

PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

Unaudited

	St. Joseph	Staf Tek Services	Pro Forma
			Adjustments		Combined
Service revenues	$—	$1,550,442	$—		$1,550,442
Costs of services	—	1,105,882	—		1,105,882
Operating expenses	10,927	418,370	4,500	(1)	433,798
Net income (loss)	$(10,927)	$26,190	$(4,500)		$10,762

Net income (loss) per share - basic and diluted	$(0.00)	$0.07			$0.00
Basic and diluted common shares outstanding	3,021,420	380,500			3,244,212

The following footnotes should be read in understanding the pro forma adjustments to the unaudited Pro Forma Condensed Statement of Operations:

(1)                                  Record issuance of 3,292 common shares and 5,708 preferred shares to an attorney for services related to the Agreement.

PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

Unaudited

	St. Joseph	Staf Tek Services	Pro Forma
			Adjustments	Combined
Service revenues	$—	$1,168,441	$—	$1,168,441
Costs of services	—	840,437	—	840,437
Operating expenses	43,341	592,173	4,500	640,014
Net loss	$(43,341)	$(264,169)	$(4,500)	$(312,010)

Net loss per share - basic and diluted	$(0.02)	$(0.69)		$(0.11)
Basic and diluted common shares outstanding	2,717,002	380,500		2,939,794

The following footnotes should be read in understanding the pro forma adjustments to the unaudited Pro Forma Condensed Statement of Operations:

(1)                                  Record issuance of 3,292 common shares and 5,708 preferred shares to an attorney for services related to the Agreement.

ST. JOSEPH, INC.

Condensed Consolidated Balance Sheet

(Unaudited)

June 30, 2004

Assets
Current assets:
Cash	$100,132
Marketable securities	10,880
Accounts receivable	147,925
Employee advances	12,250
Total current assets	271,187

Property and equipment, net	34,689
Deposit	3,870
Goodwill	306,149

$615,895

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$77,965
Line of credit (Note 3)	75,000
Note payable to officer (Note 2)	180,000
Accrued interest payable (Note 2)	4,875
Total current liabilities	337,840

Shareholders’ equity (Note 4):
Preferred stock; 386,208 shares issued and outstanding	386
Common stock; 4,631,712 shares issued and outstanding	4,632
Outstanding stock options - 2,900,000	240,000
Additional paid-in capital	586,902
Retained deficit	(554,470)
Other comprehensive income	605

Total shareholders’ equity	278,055

$615,895

See accompanying notes to condensed consolidated financial statements

ST. JOSEPH, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Service revenues, net	$402,462	$—	$849,221	$—
Direct costs of services	282,761	—	589,967	—
Gross profit	119,701	—	259,254	—

Selling, general and administrative	129,950	2,512	276,072	3,841
Contributed rent (Note 2)	—	600	—	1,200
Depreciation	3,770	781	10,203	1,214
Stock-based compensation (Note 4)	—	—	240,000	—
Loss from operations	(14,019)	(3,893)	(267,021)	(6,255)

Non-operating income:
Interest income	107	—	312	—
Interest expense	(5,862)	—	(11,381)	—
Loss before income taxes	(19,774)	(3,893)	(278,090)	(6,255)

Income tax provision (Note 5)	—	—	—	—

Net loss	(19,774)	(3,893)	(278,090)	(6,255)

Preferred stock dividend requirements	(19,552)	—	(39,196)	—

Loss applicable to common stock	$(39,326)	$(3,893)	$(317,286)	$(6,255)

Basic and diluted loss per common share	$(0.00)	$0.00	$(0.06)	$0.00

Weighted average common shares outstanding	4,631,712	2,748,920	4,600,045	2,748,920

See accompanying notes to condensed consolidated financial statements

ST. JOSEPH, INC.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited)

								Other Comprehensive Income
	Preferred Stock		Common Stock		Outstanding Stock Options	Additional Paid-in Capital	Retained Deficit	Unrealized Investment Gains	Total
	Shares	Par Value	Shares	Par Value

Balance, January 1, 2004	386,208	$386	4,491,712	$4,492	$—	$517,042	$(237,184)	$—	$284,736

Sale of common stock at $.50 per share (Note 4)	—	—	140,000	140	—	69,860	—	—	70,000
Granted stock options (Note 4)	—	—	—	—	240,000	—	—	—	240,000
Preferred stock dividends	—	—	—	—	—	—	(39,196)	—	(39,196)
Comprehensive income (loss):
Unrealized investment gains	—	—	—	—	—	—	—	605	605
Net loss	—	—	—	—	—	—	(278,090)	—	(278,090)
Comprehensive income (loss)	—	—	—	—	—	—	—	—	(277,485)

Balance, June 30, 2004	386,208	$386	4,631,712	$4,632	$240,000	$586,902	$(554,470)	$605	$278,055

See accompanying notes to condensed consolidated financial statements

ST. JOSEPH, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2004	2003
Net cash provided by (used in) operating activities	$(30,191)	$(5,726)

Cash flows from investing activities:
Payment to acquire subsidiary	(80,000)	—
Net cash used in investing activities	(80,000)	—

Cash flows from financing activities:
Principal payment on officer’s note payable (Note 2)	(15,000)	—
Payments for preferred stock dividends (Note 4)	(39,196)	—
Proceeds from the sale of common stock (Note 4)	70,000	—
Net cash provided by financing activities	15,804	—

Net change in cash	(94,387)	(5,726)

Cash, beginning of period	194,519	5,726

Cash, end of period	$100,132	$—

Supplemental disclosure of cash flow information:
Income taxes	$—	$—
Interest	$6,506	$—

See accompanying notes to condensed consolidated financial statements

ST. JOSEPH, INC. AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)                                              Basis of Presentation

The condensed financial statements presented herein have been prepared by the Company in accordance with the instructions for Form 10-QSB and the accounting policies in its Form 10-KSB for the year ended December 31, 2003 and should be read in conjunction with the notes thereto.

In the opinion of management, the accompanying condensed financial statements contain all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim periods presented.  The results of operations presented for the three and six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year.

Financial data presented herein are unaudited.

(2)                                              Related Party Transactions

During December 2003, an officer advanced the Company $195,000 for working capital in exchange for a promissory note.  The note carries a ten percent interest rate, payable quarterly, and matures on June 15, 2005.  During the three months ended June 30, 2004, the Company repaid $15,000 of principal and $4,875 of interest.  As of June 30, 2004, the Company owed $180,000 in principal and $4,875 in accrued interest on the note.

An officer contributed office space to the Company through December 31, 2003.  The office space was valued at $200 per month based on the market rate in the local area and is included in the accompanying consolidated financial statements as contributed rent with a corresponding credit to contributed capital.

(3)                                               Line of Credit

The Company has a $100,000 line of credit of which $25,000 was unused at June 30, 2004.  The interest rate on the credit line was 5.15 percent at June 30, 2004.  Principal and interest payments are due monthly.

(4)                                               Shareholders’ Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series.  In December 2003, the Company issued 386,208 shares of convertible preferred stock that remain outstanding at June 30, 2004.  Each share of preferred stock is convertible to one share of common stock and has a yield of 6.75 percent dividend per annum, which is paid quarterly on a calendar basis for a period of 5 years.  The Company paid $39,196 in preferred stock dividends during the six months ended June 30, 2004.  All dividends were paid as of June 30, 2004.

Common Stock

During the three months ended March 31, 2004, the Company sold 140,000 shares of its common stock at $.50 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933 (the “Act”), as amended.  The Company received gross proceeds of $70,000.

Common Stock Options

During the three months ended March 31, 2004, the Company granted options to three members of its board of Directors to purchase 300,000 shares of the Company’s common stock at an exercise price of $.10 per share.  The options vested on the date of grant.  The Company’s common stock had no publicly traded market value on the date of grant; however the stock did have a fair value of $.50 per share based on contemporaneous stock sales to unrelated third parties.  The weighted average exercise price and weighted average fair value of these options as of March 31, 2004 were $.10 and $.50, respectively.  Directors’ options are considered employee options and are accounted for under APB 25.  Stock-based compensation totaling $120,000 has been recognized in the accompanying condensed consolidated financial statements related to these options.

During the three months ended March 31, 2004, the Company granted options to eight members of its Advisory Board to purchase 200,000 shares of the Company’s common stock at an exercise price of $.10 per share.  The options vested on the date of grant.  The Company’s common stock had no publicly traded market value on the date of grant; however the stock did have a fair value of $.50 per share based on contemporaneous stock sales to unrelated third parties.  The weighted average exercise price and weighted average fair value of these options as of March 31, 2004 were $.10 and $.50, respectively.  The Advisory Board options are considered employee options and are accounted for under APB 25.  Stock-based compensation totaling $80,000 has been recognized in the accompanying condensed consolidated financial statements related to these options.

During the three months ended March 31, 2004, the Company granted options to four employees to purchase 100,000 shares of the Company’s common stock at an exercise price of $.10 per share.  The options vested on the date of grant.  The Company’s common stock had no publicly traded market value on the date of grant; however the stock did have a fair value of $.50 per share based on contemporaneous stock sales to unrelated third parties.  The weighted average exercise price and weighted average fair value of these options as of March 31, 2004 were $.10 and $.50, respectively.  The employee options and are accounted for under APB 25.  Stock-based compensation totaling $40,000 has been recognized in the accompanying condensed consolidated financial statements related to these options.

The following schedule summarizes the changes in the Company’s stock options for the six months ended June 30, 2004:

	Options Outstanding and Exercisable		Weighted Average Exercise Price Per Share
	Number of Shares	Exercise Price Per Share
Balance at January 1, 2004.	2,300,000	$0.10	$0.10
Options granted	600,000	$0.10	$0.10
Options exercised	—	$0.00	$0.00

Balance at June 30, 2004.	2,900,000	$0.10	$0.10

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company had accounted for its granted stock options under the fair value method of that Statement.  The fair value for the options granted during the six months ended June 30, 2004 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.00%
Dividend yield	0.00%
Volatility factor	0.00%
Weighted average expected life	2 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The calculation of stock-based compensation under the fair value method was similar to the calculation under the intrinsic value method in APB 25 ($240,000); therefore, no pro forma net income and earnings per share information has been reported.

(5)                                               Income Taxes

The Company records its income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  The Company incurred net operating losses during all periods presented resulting in a deferred tax asset, which has been fully allowed for; therefore, the net benefit and expense resulted in $-0- income taxes.